Exhibit 99.2

Guardforce AI Enters into a Definitive Agreement to Acquire Certain of Shenzhen Kewei’s Robot Business-Related Assets in China

Acquisition will Expand Guardforce AI’s Robot-as-a-Service Capabilities, Add New Sales Channels and Allow Permanent Use of Patents

December 21, 2022 09:00 ET | Source: Guardforce AI Co., Ltd.

NEW YORK, NY, Dec. 21, 2022 (GLOBE NEWSWIRE) -- Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ: GFAI, GFAIW), an integrated security solutions, AI and Robot-as-a-Service (RaaS) provider, today announced it has signed a definitive agreement with Shenzhen Kewei Robot Technology Company Ltd ("Kewei”) to acquire certain of Kewei’s robot business-related assets in China.

Kewei will transfer select equipment assets, client base in the sales pipeline and related sales channels and staff, as well as provide rights to the permanent use of its patents, thereby enhancing Guardforce AI’s new Robot-as-a-Service (RaaS) sales and capabilities.

The purchase price for these assets is expected to be approximately 2.1 million US dollars, which will be fully paid in the form of [10,500,000] restricted ordinary shares of the Company based on $0.20 per share. The Company expects to complete the acquisition in the first quarter of 2023, subject to customary closing conditions.

With this acquisition, Guardforce AI will have access to the entire China market through the sales channels and agents built by Kewei since 2019, and will serve clients across various industries, such as restaurants, hotels, and office buildings, including Fortune 500 customers. The revenue streams will include robotic rental, advertising, and technical services across most of the major metropolitan cities in China. The permanent usage of the existing robotic-related patents and software provides a solid foundation for future RaaS capability, and the parties anticipate a seamless transition for all existing clients. With the assets acquired through this acquisition, along with the robotic companies Guardforce AI acquired in March of 2022, the Company’s total robotic-related revenue across the entire China market is expected to reach approximately $12 million in 2023, with strong growth projected over the next three years.

Olivia Wang, Chairwoman and Chief Executive Officer of Guardforce AI, commented, “This acquisition is expected to be truly transformative, as it not only strengthens our foothold in major cities and regions across China, but also provides us new capabilities and a diverse customer base across a wide range of industries. Kewei has a strong track record of growth, and with the addition of the client base, sales channels and salesforce we are acquiring, we anticipate revenue growth in the robotic sector for the foreseeable future. We also look forward to leveraging these newly acquired capabilities across our global platform and expect to benefit from meaningful economies of scale. Importantly, completing the acquisition entirely with stock illustrates the support from Kewei shareholders and the team’s confidence and belief in our RaaS business. We look forward to the journey ahead.”

About Guardforce AI Co., Ltd.

Guardforce AI Co., Ltd. (NASDAQ:GFAI, GFAIW) is a global security solutions provider, building on its legacy secured logistic business, while expanding and transforming into an integrated AI and Robot-as-a-Service (RaaS) business.  With more than 40 years of professional experience and a strong customer foundation, Guardforce AI is developing RaaS solutions that improve operational efficiency, quickly establishing its presence in the Asia Pacific region, while expanding globally. For more information, visit www.guardforceai.com Twitter: @Guardforceai

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading "Risk Factors" as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Investor Relations:

David Waldman or Natalya Rudman
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Email: gfai@crescendo-ir.com
Tel: 212-671-1020

Guardforce AI Corporate Communications
Hu Yu
Email: yu.hu@guardforceai.com